VK 3/18/04

A+ 3/16/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number. | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

04015891

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 158

| SEC FILE NUMBER |
|---|
| 8- 44705 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investex Securities Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

50 Broad Street, Suite 2037
(No and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred Schrott (212) 422-4400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

| 1375 Broadway, 16th Floor | New York | NY | 10018-7010 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/16 3:25

## OATH OR AFFIRMATION

I, Alfred Schrott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investex Securities Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Principal

Title

THOMAS SPICER
NOTARY PUBLIC STATE OF NEW YORK
No.
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES NOV. 10, 20

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INVESTEX SECURITIES GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2003

INVESTEX SECURITIES GROUP, INC.

DECEMBER 31, 2003

# INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Investex Securities Group, Inc.

We have audited the accompanying statement of financial condition of Investex Securities Group, Inc., (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investex Securities Group, Inc., as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Weinick Sanders Leventhal & Co. LLP

New York, New York
February 19, 2004

INVESTEX SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $480,609 | |
| Deposit with clearing broker | 100,799 | |
| Due from brokers | 44,343 | |
| Other assets | 9,229 | |
| Total assets | | $634,980 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses and other liabilities | | $302,688 |
| Commitment | | - |
| Stockholders' equity: | | |
| Common stock, $.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding | $ 10 | |
| Paid-in capital | 154,990 | |
| Retained earnings | 177,292 | |
| Total stockholders' equity | | 332,292 |
| Total liabilities and stockholders' equity | | $634,980 |

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS.

Investex Securities Group, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is principally engaged in a customer commission business, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Commissions:

Commission income and related clearing expenses are recognized on a trade date basis as securities transactions occur.

The Company receives concessions for sales of mutual funds. In certain circumstances, these concessions are refundable. The Company has established an allowance to cover potential refundable concessions of approximately $248,000 at year end.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(d) Income Taxes:

The Company is recognized as an S-Corporation for federal and state corporate tax purposes, and as such, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to a New York State Surcharge tax and a New York City corporate tax.

(e) Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

NOTE 3 - COMMITMENTS.

The Company leases its office facility under an operating lease expiring on July 31, 2008. Rent expense was $50,057 for the year ended December 31, 2003.

Future minimum rental payments under non-cancelable operating lease at December 31, 2003 are as follows:

| | |
|---|---|
| 2004 | $47,047 |
| 2005 | $47,047 |
| 2006 | $47,047 |
| 2007 | $47,047 |
| 2008 | $27,444 |

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK.

The Company introduces its customer securities transactions to a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, customer obligations to the clearing broker were collateralized by securities with a market value in excess of their obligations.

In the normal course of business, the Company's customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits were deemed appropriate.

NOTE 5 - NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003 the Company had net capital of $323,064, which exceeded its minimum requirement by $302,885.

NOTE 6 - CASH ACCOUNTS.

The Company maintains its cash accounts in a bank and a brokerage company. Accounts are insured up to $100,000 at the bank by the FDIC, and up to $100,000 by SIPC (Securities Investors Protection Corporation) at the brokerage company. The brokerage company also maintains an excess SIPC program that provides coverage for the total amount of client's cash. There was no uninsured cash at December 31, 2003.

NOTE 7 - SUBSEQUENT EVENT.

Subsequent to December 31, 2003, $80,000 was distributed from Stockholders' Equity.

# INVESTEX SECURITIES GROUP, INC.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

## DECEMBER 31, 2003

INVESTEX SECURITIES GROUP, INC.

DECEMBER 31, 2003

## INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Investex Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Investex Securities Group, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 19, 2004